Exhibit 17.1

May 27, 2010

GeoVax Labs, Inc.:

As I communicated at our Board meeting, I have decided not to stand for re-election as a Director of GeoVax Labs, Inc. at the Company’s next Annual Meeting of Stockholders. Furthermore, effective upon the conclusion of GeoVax’s upcoming road show for its $30 million financing effort, I intend to tender my immediate resignation.

My reasons for stepping down from the GeoVax Board are as follows:

1.	I am in total disagreement, and voted against, the recent decision by our Board to seek a listing of the Company’s stock on the NYSE Amex stock exchange instead of Nasdaq.

2.	The proxy that our shareholders voted on stated that through our offering that GeoVax would apply for listing on the Nasdaq, in order that GeoVax would have a greater platform for institutions as well as other private investors to view our great science.

3.	In my opinion the aforementioned switch signals that we have given up on the plan that we originally set out for. Some of the people are stating that if Amex was our target the R/S could have been 1 for 25 instead of 1 for 50.

4.	On more than one occasion, I have expressed my total disagreement, disappointment and frustration with the actions taken by Dr. Robinson in 2009 with regard to her planned sale of stock under a Rule 10b-5 Plan. Although Dr. Robinson terminated the plan, it came only after I announced that I would leave the board if she continued. Recently her continued desire to sell stock in the Company’s offering, along with the other founders of GeoVax (Don Hildebrand and Emory University), have, in my estimation, caused great harm to the Company’s stock value, as well as shareholder confidence.

5.	Lastly my own personal physical challenges are also an integral part of my decision to step away at this time. Recent advice from my doctor after my last physical provided me with enough evidence that at age of 74, I should step way from any stressful situations.

As you all know, I have articulated my position on each of the above points in much greater detail in our Board meetings, so I have elected to forego further exposition here. I have personally supported this company with several million dollars since 2006 as well as guiding other friends, before my selection to the board, to look at our company’s potential as well as an opportunity to do their part in wiping out this dreadful disease.

Dr. Robinson is a great scientist and is duly recognized universally for her work in this field. It’s time that the company now work relentlessly with passion and urgency, towards achieving early results on our preventative trials, especially now that the FDA has given us the right to proceed with our therapeutic trials.

In closing, let me further state that I truly believe in GeoVax’s science and that the Company will ultimately achieve success. I wish you all the best of luck.

Respectfully submitted:

/s/ Peter M. Tsolinas

Peter M. Tsolinas